ZI CORPORATION DECLINES TO ENTER INTO NEGOTIATIONS WITH NUANCE REGARDING
ITS PROPOSAL TO ACQUIRE ZI CORPORATION

CALGARY, AB, August 15, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC) ("Zi") today announced that its board of directors (the "Board") has declined to enter into negotiations with Nuance Communications Inc. ("Nuance") for a cash offer for Zi shares at a price of US $0.80 per common share (the "Nuance Proposal").

In reaching its decision, the Board consulted with Ridgecrest Capital Partners, Zi's financial advisor engaged to assist in evaluating the Nuance Proposal, and Zi's other advisors, and the Board concluded that the Nuance Proposal does not recognize the full value of Zi.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com